SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002. 4/30/2002

Fairmont Hotels & Resorts Inc.
(Translation of Registrant's Name Into English)

Canadian Pacific Tower, Ste 1600,100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-_13960___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRMONT HOTELS & RESORTS INC.
(Registrant)

Date: June 11, 2002

By: [signature]
Name: Patricia M. Wakelin
Title: Assistant Secretary

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC.
DECLARES DIVIDEND

TORONTO, June 10, 2002 – The Board of Directors of Fairmont Hotels & Resorts Inc. ("FHR")(TSE/NYSE: FHR) has declared a semi-annual dividend of two cents (U.S.$0.02) per share on the outstanding common shares, payable on July 29, 2002, to holders of record at the close of business on June 27, 2002.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 77 luxury and first class properties with approximately 31,000 rooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 38 distinct city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 21 properties.

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Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com

Fairmont
HOTELS & RESORTS

For immediate release

FAIRMONT HOTELS & RESORTS INC.
ANNOUNCES APPOINTMENT OF DIRECTOR

TORONTO, June 10, 2002 – Fairmont Hotels & Resorts Inc. ("FHR")(TSE/NYSE: FHR) is pleased to announce the appointment of Michael J. Kowalski, President and Chief Executive Officer of Tiffany & Co. based in New York, to FHR's Board of Directors.

Mr. Kowalski was appointed President of Tiffany & Co. in January 1996 and assumed the role of Chief Executive Officer in February 1999. He has been a member of Tiffany & Co.'s Board of Directors since January 1995.

Prior to his current role, Mr. Kowalski served as Chief Operating Officer and Executive Vice President of the company, a position he assumed in 1992. As Executive Vice President, he was responsible for the overall management and direction of the Merchandising, Design, Marketing and Public Relations divisions. Mr. Kowalski joined Tiffany & Co. in 1983 as Director of Planning and served as Vice President of Merchandising Administration before being appointed Group Vice President of Merchandising in 1985. He came to Tiffany & Co. from Avon Products Inc., where he held several financial management positions.

Mr. Kowalski earned a bachelor's degree in economics from the University of Pennsylvania and a master's degree in business administration from Harvard University.

About Fairmont Hotels & Resorts Inc.
FHR is one of North America's leading owner/operators of luxury hotels and resorts. FHR's portfolio consists of 77 luxury and first class properties with approximately 31,000 rooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds a 67 percent controlling interest in Fairmont Hotels & Resorts ("Fairmont"), North America's largest luxury hotel management company. Fairmont manages 38 distinct city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac, The Fairmont Scottsdale Princess and The Plaza in New York City. FHR also holds a 100 percent interest in Delta Hotels, Canada's largest first class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 21 properties, two large undeveloped land blocks and an approximate 35 percent investment interest in Legacy Hotels Real Estate Investment Trust, which owns 21 properties.

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Contact: Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com